

December 10, 2012

Via E-Mail
Mr. Jonathan E. Baliff
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard, 4th Floor
Houston, Texas 77042

>   **Re:**   **Bristow Group, Inc.**
>   **Form 10-K for the Year Ended March 31, 2012**
>   **Filed May 23, 2012**
>   **Form 10-Q for the Quarter Ended June 30, 2012**
>   **Filed August 6, 2012**
>   **Response Letter dated December 4, 2012**
>   **File No. 001-31617**

Dear Mr. Baliff:

We have reviewed your response letter dated December 4, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2012

Notes to the Financial Statements

Note 4. Property and Equipment and Assets Held for Sale

1. We note from your response to our prior comment four and your disclosure in Exhibit 1 attached to your response letter that a recent sale of AS332L's resulted in $1 million being received for aircraft where planned major maintenance checks were required and $3.1 million being received for an aircraft for which a major check was to be completed prior to sale. In light of the fact that it appears from Exhibit 1 that the salvage values for this aircraft are well in excess of these expected sales amounts, please provide us further detail as to why you believe the current salvage values continue to be appropriate at

March 31, 2012 and should not be adjusted to reflect current market values. As part of your response, please provide us with an analysis of your historical sales for AS332L aircraft. Your analysis should include any impairment charges recognized at the time the aircraft was classified as held for sale and gains/losses that were recorded at ultimate disposition.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief